FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 31 March 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes      No x

Issued: Friday 31 March 2017, London UK - LSE Announcement

GSK starts phase III study with mepolizumab in patients with severe hypereosinophilic syndrome

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the start of a phase III study with mepolizumab, an interleukin 5 (IL-5) antagonist, in patients with severe hypereosinophilic syndrome (HES).

The study, which aims to randomise between 80-120 patients, is evaluating the effects of mepolizumab compared to placebo when added to the standard of care. The primary endpoint of the study is the proportion of patients who experience an HES flare (worsening of symptoms requiring escalation in therapy) during the 32-week study treatment period. Secondary endpoints aim to demonstrate supportive evidence for the benefit of mepolizumab compared with placebo and include time to first HES flare, the proportion of patients who experience an HES flare during week 20 through week 32, and fatigue severity.

HES is a group of inflammatory disorders, affecting approximately 20,000 patients globally, characterised by a persistent and marked overproduction of a type of white blood cell, known as an eosinophil. When activated eosinophils from the bloodstream infiltrate various tissues, they can cause inflammation and organ damage which, over time, can impact day-to-day function. Depending on which organs are affected, this can lead to complications ranging from fever and malaise to blood abnormalities and respiratory and cardiac problems. If left untreated, the symptoms of HES become progressively worse and the disease can be life-threatening.

Steve Yancey, Vice President and Medicine Development Leader for mepolizumab, said, "The goal of HES treatment is to prevent excessive production of eosinophils, reduce or control symptoms and prevent any further organ damage caused by activated eosinophils. While limited treatments are available for patients with certain types of HES, current options for the majority are either inadequate or come with undesired side-effects associated with long-term use. The start of our phase III study is an important development in our work to explore whether mepolizumab could provide a potential alternative treatment option in this patient population."

About the phase III study
The pivotal phase III study is a 32-week, randomised, double-blind, placebo-controlled study to investigate the efficacy and safety of subcutaneous mepolizumab 300 mg every four weeks compared with placebo in adolescent and adult patients with severe HES as defined by at least two HES flares within the past 12 months and a blood eosinophil count of 1000/µL or higher. The results of this study will form the basis of any regulatory filing plans.

About mepolizumab
Mepolizumab is a humanised IgG1 monoclonal antibody specific for IL-5. It is part of the company's respiratory portfolio - one of six core areas of scientific research and development alongside immuno-inflammation, oncology, vaccines and infectious and rare diseases.

IL-5 is a cytokine which regulates the growth, activation and survival of eosinophils. It provides an essential signal for the movement of eosinophils from the bone marrow to the lung and other organs. Mepolizumab binds to IL-5 and blocks its activity, resulting in a decrease in eosinophil levels.

Mepolizumab has been granted orphan drug status for the HES indication by regulatory authorities in the US and the European Union. It is approved, under the brand name Nucala, in the EU, the US and a number of other countries for use as an add-on treatment for patients with severe asthma, with an eosinophilic phenotype.

In the US, Nucala (100mg fixed dose subcutaneous injection of mepolizumab) is licensed as an add-on maintenance treatment for patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype. Nucala is not approved for the treatment of other eosinophilic conditions or relief of acute bronchospasm or status asthmaticus. Full US Prescribing Information is available at US Prescribing Information Nucala.

In the EU, Nucala (100mg fixed dose subcutaneous injection of mepolizumab) is licensed as an add-on treatment for severe refractory eosinophilic asthma in adult patients. For the EU Summary of Product Characteristics for Nucala, please visit: http://www.ema.europa.eu/docs/en_GB/document_library/EPAR_-_Product_Information/human/003860/WC500198037.pdf

Mepolizumab is also being investigated in chronic obstructive pulmonary disease (in phase III), eosinophilic granulomatosis with polyangitis (EPGA, also referred to as Churg-Strauss syndrome, in phase III), nasal polyposis (phase II) and severe atopic dermatitis (phase I). It is not approved anywhere in the world for HES.

Nucala® is a registered trade mark of the GSK group of companies.

Important Safety Information for Nucala
Please consult the full Prescribing Information for all the labelled safety information for Nucala.

CONTRAINDICATIONS

Nucala should not be administered to patients with a history of hypersensitivity to mepolizumab or excipients in the formulation.

WARNINGS AND PRECAUTIONS

Hypersensitivity Reactions
Hypersensitivity reactions (e.g. anaphylaxis, angioedema, bronchospasm, hypotension, urticaria, rash) have occurred following administration of Nucala. These reactions generally occur within hours of administration but in some instances can have a delayed onset (i.e. days). In the event of a hypersensitivity reaction, Nucala should be discontinued.

Acute Asthma Symptoms or Deteriorating Disease
Nucala should not be used to treat acute asthma symptoms, acute exacerbations, or acute bronchospasm.

Opportunistic Infections: Herpes Zoster
In controlled clinical trials, 2 serious adverse reactions of herpes zoster occurred in subjects treated with Nucala compared to none in placebo. Consider varicella vaccination if medically appropriate prior to starting therapy with Nucala.

Reduction of Corticosteroid Dosage
Do not discontinue systemic or inhaled corticosteroids (ICS) abruptly upon initiation of therapy with Nucala. Decreases in corticosteroid doses, if appropriate, should be gradual and under the direct supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Parasitic (Helminth) Infection
It is unknown if Nucala will influence a patient's response against parasites. Treat patients with pre-existing helminth infections before initiating therapy with Nucala. If patients become infected while receiving treatment with Nucala and do not respond to anti-helminth treatment, discontinue treatment with Nucala until infection resolves.

ADVERSE REACTIONS

The most common adverse reactions (≥3% and more common than placebo) reported in the first 24 weeks of two clinical trials with Nucala (and placebo) were: headache, 19% (18%); injection site reaction, 8% (3%); back pain, 5% (4%); fatigue, 5% (4%); influenza, 3% (2%); urinary tract infection 3% (2%); abdominal pain upper, 3% (2%); pruritus, 3% (2%); eczema, 3% (<1%); and muscle spasm, 3% (<1%).

Systemic Reactions, including Hypersensitivity Reactions:  In 3 clinical trials, 3% of subjects who received Nucala experienced systemic (allergic and nonallergic) reactions compared to 5% in the placebo group. Systemic allergic/hypersensitivity reactions were reported by 1% of subjects who received Nucala compared to 2% of subjects in the placebo group. Manifestations included rash, pruritus, headache, and myalgia. Systemic nonallergic reactions were reported by 2% of subjects who received Nucala and 3% of subjects in the placebo group. Manifestations included rash, flushing, and myalgia. A majority of the systemic reactions were experienced on the day of dosing.

Injection site reactions (e.g. pain, erythema, swelling, itching,  burning sensation) occurred at a rate of 8% in subjects treated with Nucala compared with 3% in subjects treated with placebo.

USE IN SPECIFIC POPULATIONS

A pregnancy exposure registry monitors pregnancy outcomes in women exposed to Nucala during pregnancy. Healthcare providers can enrol patients or encourage patients to enrol themselves by calling 1-877-311-8972 or visiting www.mothertobaby.org/asthma.

The data on pregnancy exposures from the clinical trials are insufficient to inform on drug-associated risk. Monoclonal antibodies, such as mepolizumab, are progressively transported across the placenta in a linear fashion as pregnancy progresses; therefore, potential effects on a foetus are likely to be greater during the second and third trimesters of pregnancy.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Namrata Taak	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Karen Hagens	+1 919 483 2863	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5557	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

GSK cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 31, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc